EXHIBIT 99.1

Mynaric secures USD 5.5 million bridge loan and receipt of USD 5.5 million manufacturing readiness milestone payment to meet immediate working capital needs

AD-HOC ANNOUNCEMENT: Disclosure of inside information pursuant to Article 17 of Regulation (EU) No. 596/2014 (Market Abuse Regulation – MAR)

MUNICH, October 02, 2024 – Today, Mynaric AG (NASDAQ: MYNA; ISIN: US62857X1019) (FRA: M0YN; ISIN: DE000A31C305) (the “Company”) entered into an amendment to its existing USD 95 million loan agreement with its U.S.-based lenders, which are funds affiliated with a U.S.-based global investment management firm, pursuant to which the lenders have agreed to provide a bridge loan in the amount of USD 5.5 million.

As is the case for the existing USD 95 million term loan agreement, the bridge loan will be guaranteed and secured by the Company and each of its subsidiaries and bear interest at a rate equal to the Term Secured Overnight Financing Rate (SOFR) for a 3-month tenor, subject to a 2% floor, plus a margin of 10% or, at the option of the borrower, a certain alternative base rate, subject to a 2% floor, plus a margin of 9%. The bridge loan will mature on November 24, 2024.

The availability of the bridge loan is subject to the satisfaction of certain conditions, including the delivery of a liquidity plan from an independent restructuring expert showing that it is more likely than not that the Company and its subsidiaries will be able to pay their obligations when due during the period that the bridge loan is outstanding. The Company expects to satisfy this condition as well as all other necessary conditions and have the bridge loan fully available as of October 2, 2024. Shortly thereafter, the Company expects to draw the full amount of the bridge loan to meet immediate working capital needs as well as expenses for commissioning an independent German restructuring expert opinion confirming that the Company is capable of being restructured. This opinion must be delivered to the Company on or prior to the maturity date of the bridge loan. Based on this opinion, the lenders may extend an additional loan to the Company to address its additional capital needs. The bridge loan can be terminated early, among other things, if the restructuring expert provides notice that it is no longer more likely than not that the Company is capable of being restructured.

In addition, the Company achieved a key program milestone related to manufacturing readiness with one of its existing U.S.-based customers, resulting in a milestone payment in the amount of USD 5.5 million. This payment was a condition precedent to the loan agreement amendment referred to above. The payment was received on September 26, 2024 and will be used for working capital needs to support the production and delivery of optical communications terminals.

Excluding the USD 5.5 million related to the additional loan commitment, but including the program milestone payment, as of October 1, 2024, the Company had cash and cash equivalents on hand of EUR 7.8 million, which the Company will also use to meet its on-going operational and working capital needs.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

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Forward-Looking Statement

This release includes forward-looking statements. All statements other than statements of historical or current facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, assumptions, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. Forward looking statements are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” “will,” “would” and/or the negative of these terms or other similar expressions that are intended to identify forward-looking statements.

The forward-looking statements included in this release are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties and assumptions that are difficult to predict or are beyond our control, and actual results may differ materially from those expected or implied as forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of any geopolitical tensions or the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, our history of significant losses and the execution of our business strategy, (iii) risks related to our ability to successfully manufacture and deploy our products and risks related to serial production of our products, (iv) risks related to our sales cycle which can be long and complicated, (v) risks related to our limited experience with order processing, our dependency on third-party suppliers and external procurement risks, (vi) risks related to defects or performance problems in our products, (vii) effects of competition and the development of the market for laser communication technology in general, (viii) risks related to our ability to manage future growth effectively and to obtain sufficient financing for the operations and ongoing growth of our business, (ix) risks relating to the uncertainty of the projected financial information, (x) risks related to our ability to adequately protect our intellectual property and proprietary rights and (xi) changes in regulatory requirements, governmental incentives and market developments. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless required under applicable law, neither we nor any other person undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release or otherwise. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may materially differ from what we expect.

This release may include certain financial measures not presented in accordance with IFRS. Such financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that our presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently.

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